

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

June 9, 2017

Christopher D.T. Guiffre
President and Chief Executive Officer
Cerulean Pharma Inc.
35 Gatehouse Drive
Waltham, MA 02451

> **Re:** **Cerulean Pharma Inc.**
> **Amendment No. 1 to the**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 26, 2017**
> **File No. 001-36395**

Dear Mr. Guiffre:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Summary
Exchange Ratio; Net Cash Calculation, page 5

1. We note your response to prior comment number 2. Please revise to indicate that none of the options to purchase shares of Cerulean common stock included in the number of Cerulean equity securities outstanding immediately prior to closing are in the money.

NASDAQ Capital Market Listing, page 13

2. Please revise your disclosure in this section to indicate that you received notice of noncompliance with both the minimum bid price and minimum stockholders' equity standard for continued listing on the NASDAQ Global Market. Please also disclose that Daré may waive the condition to the transaction that NASDAQ approve the listing application. Please include similar disclosure under the same heading on page 36.

Background of the Novartis Transaction and the Daré Transaction, page 78

3.      Please disclose what was discussed by the Cerulean board at the January 31 meeting regarding the strategic alternatives for Cerulean.  Please indicate whether the board discussed the benefits of certain alternatives over others, and, if so, please give the details of these discussions.  Please provide similar disclosure for the February 3 meeting.

Opinion of Cerulean's Financial Advisor, page 116

4.      We note your response to prior comment number 20. For each of the comparable public company analysis, comparable initial public offering analysis and comparable biotechnology transaction analysis, please include disclosure that Ovaprene is not regulated as a pharmaceutical drug but is a medical device combination project subject to a different approval process.  Please also explain that the stage of development of Ovaprene is not necessarily the same as a drug candidate in Phase 2 clinical trials.

Ovaprene® Clinical Development Plan, page 169

5.      We note your response to prior comment number 27. Please remove the references to Bayer's Mirena and Allergan's Liletta or tell us why you believe such references are appropriate.

Unaudited Pro Forma Combined Financial Information, page 217

6.      Please revise your narrative for the unaudited pro forma financial information for the three months ended March 31, 2017 such that the BlueLink Asset Purchase Agreement and the Hercules Loan Repayment are not called "Subsequent Events" as these transactions appear to be included in the Historical Cerulean column as they occurred prior to the period end. Also, remove these transactions from letter B and C in "2. Subsequent Events Adjustment" in the Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Statement of Operations

7.      Please explain to us why your adjustments give effect to the BlueLink Asset Purchase Agreement and the Hercules Loan Repayment on pages 221, 226 and 233, as these adjustments do not appear to have a continuing impact on the Company.  Refer to Article 11-02(b)(6) of Regulation S-X, and revise your pro forma presentation accordingly.  To the extent you determine that these adjustments are not appropriate, consider adding footnote disclosure to quantify the research and development expense for CRLX101 and CRLX301, the rights to which were sold to BlueLink, and the interest expense under the Hercules Loan agreement incurred in periods presented and to clearly state that these amounts will not be incurred in future periods but have not been adjusted for in the

Adjusted Historical Cerulean pro forma information due to the non-recurring nature of the adjustments pursuant to Article 11-02(b)(5).

8.    Please explain to us why you give effect to the additional interest expense incurred upon conversion of the Dare convertible promissory notes in the Pro Forma Condensed Combined Statements of Operations contemplating the Dare transaction on pages 225, 226, 232 and 233.  It does not appear that the additional expense would have a continuing impact on the Company.  Refer to Regulation S-X, Article 11-02(b)(6) in your response.

Cerulean Pharma Inc.
Notes to Consolidated Financial Statements
2. Significant Accounting Policies
Revenue Recognition, page F-9

9.    Refer to our prior comment 30.  Please include a description of each milestone and related contingent consideration under the agreement, your determination of whether each milestone is considered substantive, and the factors considered in making that determination.  Refer to ASC 605-28-50-2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rolf Sundwall at (202) 551-3105 or Christine Torney at (202) 551-3652 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Cc:    Hal J. Leibowitz, Esq.
       Wilmer Cutler Pickering Hale and Dorr LLP